

Mail Stop 3720

March 24, 2010

Via U.S. Mail and Fax (713.209.8989)
Mr. Terry A. Klebe
Chief Financial Officer
Cooper Industries plc
600 Travis, Suite 5600
Houston, Texas 77002-1001

      RE: **Cooper Industries plc**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 19, 2010
              File No. 001-31330

Dear Mr. Klebe:

      We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. After our review of your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Balance Sheets, page F-5

1. It appears the current and non-current deferred income tax and other asset line items may include several significant unrelated asset types such as intangible assets and the $90 million disputed tax payment. Please provide, in future filings, a footnote disclosing the details of the assets that make-up these line items.

                            *   *   *   *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please file your response over EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551.3415 or me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director